UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-41107

Codere Online Luxembourg, S.A.
(Translation of registrant's name into English)

7 rue Robert Stümper
L-2557 Luxembourg,
Grand Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Explanatory note

On February 20, 2025, Codere Online Luxembourg, S.A. (the “Company”) issued a press release and a presentation regarding its preliminary unaudited financial results for the three and twelve months ended December 31, 2024. A copy of each of the press release and the presentation is furnished as Exhibit 99.1 and 99.2, respectively, to this Report on Form 6-K. The information in the attached Exhibit 99.1 and Exhibit 99.2 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated February 20, 2025
99.2	Presentation dated February 20, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Codere Online Luxembourg, S.A.
(Registrant)

Date: February 20, 2025	/s/ Oscar Iglesias
Oscar Iglesias
Chief Financial Officer